SICHENZIA ROSS FRIEDMAN FERENCE LLP
ATTORNEYS AT LAW
1065 Avenue of the Americas
New York, NY 10018

                                                               November 28, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention:   Barbara C. Jacobs, Assistant Director
             Adam Halper, Staff Attorney

      Re:   Innova Holdings, Inc.

            Supplemental Response Concerning Registration Statement Form
            SB-2/A
            Filed September 30, 2005, Submitted October 17, 2005 (File No. 333-127368)

            Form 10-KSB/A for Fiscal Year Ended December 31, 2004 Filed
            July 29, 2005
            Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005 Filed on July 29, 2005
            Form 10-QSB for Fiscal Quarter Ended June 30, 2005 Filed August 22, 2005
            Form 8-K filed on October 19, 2005 File No. 0-33231

Ladies and Gentlemen:

      On behalf of Innova Holdings, Inc. ("Innova" or the "Company"), please accept this letter as the Company's response to the comments of the reviewing Staff of the Securities and Exchange Commission (the "Commission") as set forth in the comment letter of October 28, 2005.

Registration Statement on Form SB-2, as amended

Prospectus Cover Page

      1. We refer you to comment 1 of our letter dated October 12, 2005. Please revise to state if true, Cornell Capital Partners is an underwriter as opposed to "is deemed" an underwriter. Please advise why you believe Monitor Capital and the selling shareholders to be underwriters; we note that Monitor is reselling shares received as transaction-based compensation. Please also remove the sentence that follows or supplementally support the statement.

            Response:

      We have revised throughout the prospectus, where applicable, to disclose that Cornell Capital Partners, L.P. is an underwriter as opposed to "is deemed" an underwriter. In addition, we have removed all statements which disclose that Monitor Capital and the additional selling stockholders are underwriters of the shares of common stock being offered for resale under this prospectus.

Risk Factors, page 5

      2. We refer you to comment 2 of our letter dated October 12, 2005. Please clarify whether your disclosure controls and procedures are currently effective. To the extent that they are currently ineffective, please describe any material risks to potential investors. Further, with respect to your controls and procedures it appears that your Form 8-K, filed October 19, 2005, may have been filed late. Please advise.

      Response:

      We have revised the risk factor with respect to management's conclusion that the Company's disclosure controls and procedures and internal controls over financial reporting were ineffective as December 31, 2004, and March 31, June 30, and September 30, 2005, to disclose the remedial actions and certain changes in internal controls of the Company which the Company has undertaken, and plans to undertake, to insure that all of the information required to be reported in the Company's periodic reports was recorded, processed, summarized, and reported, within the time periods specified in the Commission's rules and forms. In addition, we have disclosed the material risks to investors in connection therewith. Management has concluded that its disclosure controls and procedures and internal controls over financial reporting are effective as of October 31, 2005

      Further, with respect to the timeliness of the Company's Current Report on Form 8-K which was filed on October 19, 2005, the Company takes the position that individually, each of the loans made by certain insiders and existing shareholders, as well as the debenture issued to Cornell Capital, was not material when compared to the overall debt position of the Company, which as of June 30, 2005 was an aggregate of $3,344,445. It was not until the final loan of $30,000 was made on October 17, 2005, which resulted in an aggregate of $240,000 in debt obligations, inclusive of the short term loans and the debenture issued to Cornell Capital, that the Company determined such aggregated amount was material to require the filing of a Form 8-K to disclose such aggregated loans. Accordingly, the Company believes that the date of the event which required the filing of the Form 8-K was October 17, 2005, the date in which the final short term loan of $30,000 was made to the Company.

Selling Stockholders, page 13

      3. We note your response to comment 3 of our letter dated October 12, 2005. It appears from information available on Cornell Capital Partners website and from your Placement Agent Agreement that Cornell Capital Partners West Coast office and Monitor Capital share the same suite in San Diego. Please tell us whether Cornell Capital or any equity owners, officers or directors of Cornell Capital hold equity interests in Monitor Capital. Please describe any such ownership interests in Monitor Capital.

            Response:

      We have been advised by Monitor Capital and Cornell Capital Partners that other than sharing Cornell's San Diego offices, which was negotiated at arms length, there is no cross-ownership and no cross-management between Monitor and Cornell. Accordingly, we have been advised that Cornell and its equity owners, officers, or directors, do not hold equity interests in Monitor Capital and that Monitor and its equity owners, officers, or directors, do not hold equity interests in Cornell.

      4. Further, we refer you to comment 2 of out letter dated September 2, 2005. Please describe more fully the specific services performed by Monitor as your placement agent, including a discussion of the actions taken as part of the review and advice process. Please also advise as the timing of their review and value of services since we note that the Placement Agent Agreement was entered into the same day as the Standby Equity Distribution Agreement (June 14, 2005). In this regard, your Form SB-2 disclosure notes that the purpose of entering into a private placement agreement with Monitor was to "advise the Company with respect to the terms" of the equity line agreement, however, both agreements were signed the same day.

            Response:

      Monitor Capital is an unaffiliated broker-dealer. They provide typical broker-dealer services to the Company. In addition, in connection with the Equity Line of Credit, the services they provided the Company consisted of reviewing the documents in connection with the Equity Line of Credit prior to the execution of definitive agreements between the parties, advising the Company on the mechanics of the transaction and explaining how the equity line of credit impacts the Company financially, including the limitations and restrictions on the drawdowns, the dilutive effect of the drawdowns with respect to the existing shareholders of the Company and the fairness of the fee structure Cornell Capital proposed in the transaction. Based in part on the advise of Monitor Capital, the Company determined to enter into definitive agreements in connection with the transaction. Although the Placement Agent Agreement was executed on the same day as the Standby Equity Distribution Agreement (June 14, 2005), Monitor Capital was providing the aforementioned services to the Company prior to the execution of said agreement since they had a chance to evaluate the details of the transaction by obtaining in advance draft documentation in connection with the transaction.

Supplemental response with proposed revisions to your Form 10-KSB/A for the fiscal year ended December 31, 2004 filed on July 29, 2005 and submitted on October 17, 2005

      5. We refer you to your response to comment 6 of our letter dated October 12, 2005. While we note your intent to update your "Management's Discussion and Analysis or Plan of Operation" section as costs are incurred, please ensure to include in your "Liquidity and Capital Resources" subsection in the Form 10-QSB for the quarter ended September 30, 2005, if applicable, a discussion of how material costs associated with your remediation measures may effect your liquidity. Please also revise the above-referenced Form SB-2 as well.

            Response:

      The "Liquidity and Capital Resources" subsection in the Company's Form 10-QSB for the quarter ended September 30, 2005 includes a discussion of how the costs associated with the Company's remediation measures may affect the Company's liquidity. In addition, we have included similar disclosure in the Company's registration statement on Form SB-2 under the heading "Plan of Operations".

Supplemental response with proposed revisions to your Form 10-QSB for the fiscal quarter ended June 30, 2005 filed August 22, 2005 and submitted on October 17, 2005

      6. We note your response to comment 9 of our letter dated October 12, 2005 that states there were changes in your internal controls over financial reporting that occurred during the last fiscal quarter that materially affected, or is reasonably likely to materially affect your internal control over financial reporting. However, your revised disclosure discusses only "remedial actions," relating to your material weakness. Please confirm there were no changes besides remedial measures disclosed that materially affect your internal control over financial reporting.

            Response:

      The Company has advised us that there were no changes in addition to the remedial measures previously disclosed that materially affected, or is reasonably likely to materially affect the Company's internal control over financial reporting.

Form 8-K filed October 19, 2005

      7. Please revise your Form SB-2 including your "Selling Stockholders," "Management's Discussion and Analysis or Plan of Operation" and "Certain Relationships and Related Transaction" sections to incorporate the information contained in this Form 8-K. Please ensure to prominently describe the fact that the Company will pay to Cornell all revenues it receives until the principal and accrued interest has been paid in full.

            Response:

      We have revised the Company's registration statement on Form SB-2 under the headings "Selling Stockholders," "Management's Discussion and Analysis or Plan of Operation" and "Certain Relationships and Related Transactions" to incorporate the information contained in the Company's Current Report on Form 8-K which was filed on October 19, 2005. In addition, we have prominently disclosed the fact that the Company will pay to Cornell all revenues it receives until the principal and accrued interest has been paid in full.

      8. We note that you filed this Form 8-K October 19, 2005 for a reportable event that took place on October 7, 2005. Please advise as to your belief of the timeliness of this filing.

            Response:

      As discussed in the second paragraph to our response to comment number 2, with respect to the timeliness of the Company's Current Report on Form 8-K which was filed on October 19, 2005, the Company takes the position that individually, each of the loans made by certain insiders and existing shareholders, as well as the debenture issued to Cornell Capital, was not material when compared to the overall debt position of the Company, which as of June 30, 2005 was an aggregate of $3,344,445. It was not until the final loan of $30,000 was made on October 17, 2005, which resulted in an aggregate of $240,000 in debt obligations, inclusive of the short term loans and the debenture issued to Cornell Capital, that the Company determined such aggregated amount was material to require the filing of a Form 8-K to disclose such aggregated loans. Accordingly, the Company believes that the date of the event which required the filing of the Form 8-K was October 17, 2005, the date in which the final short term loan of $30,000 was made to the Company.

      9. Please advise as to the closing date of the financing related to the Cornell Capital private placement discussed in this 8-K. Please also confirm that as of that date all funds were released from escrow and that there are no further obligations of the Escrow Agent.

            Response:

      The closing date of the financing related to the Cornell Capital private placement as discussed in the Form 8-K was October 7, 2005. In addition, we have been advised by the Company and Cornell that as of October 7, 2005, all funds were released to the Company from escrow and that there are no further obligations of the Escrow Agent.

                                                         Very Truly Yours,

                                                         /s/ Eric A. Pinero

                                                         Eric A. Pinero